Exhibit 99.1

Hollinger Inc. Announces Settlement of Class Action Lawsuits

TORONTO – August 1, 2007 – Hollinger Inc. (TSX: HLG.C) (TSX:HLG.PR.B) (the “Company”) announced that on July 31, 2007 it entered into an agreement to settle securities class action suits pending against the Company, Sun-Times Media Group, Inc. (“STMG”) and a number of its former directors and officers in the United States and Canada, and an agreement to settle litigation over the directors and officers insurance coverage of the Company. These agreements are subject to court approval in the United States and Canada.

If approved, the securities class action settlement will resolve the claims asserted against STMG, a number of its former directors and officers, certain affiliated companies, STMG’s auditor, KPMG LLP, and the Company in a consolidated class action in the United States District Court for the Northern District of Illinois entitled In re Hollinger International Inc. Securities Litigation, No. 04C-0834, and in similar actions that have been initiated in Saskatchewan, Ontario, and Quebec, Canada. Those actions assert, among other things, that from 1999 to 2003, defendants breached U.S. federal, state and/or Canadian law by allegedly making misleading disclosures and omissions regarding certain “non-competition” payments and the payment of allegedly excessive management fees. The Company’s settlement of the securities class action lawsuits will be funded entirely by proceeds from its insurance policies. The settlement includes no admission of liability by the Company or any of the settling defendants, and the Company continues to deny any such liability or damages.

In addition, the Company’s insurers will deposit $24.5 million in insurance proceeds into an escrow account to fund defense costs incurred in the securities class action and other litigation or other claimed losses. The insurance carriers will then be released from any other claims for the July 1, 2002 to July 1, 2003 policy period. The Company and other parties, including STMG, will then seek a judicial determination regarding how to allocate the $24.5 million in insurance proceeds among the insureds who assert claims to the proceeds. STMG and the Company have had negotiations concerning how any such proceeds awarded to them should be allocated between the two companies. If they cannot reach an agreement on that issue, they have agreed to resolve it through binding arbitration.

The securities class action settlement is conditioned upon prior approval of the insurance settlement, and the insurance settlement agreement is conditioned upon subsequent approval of the class action settlement. The parties will seek these approvals in the appropriate courts in the United States and Canada.

About Hollinger Inc.

Hollinger Inc.’s principal asset is its approximately 70.0% voting and 19.7% equity interest in Sun-Times Media Group, Inc. (formerly Hollinger International Inc.), a newspaper publisher with assets which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area. Further information can be obtained at www.hollingerinc.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Media Contact:
Hollinger Inc.
William E. Aziz
Chief Financial Officer
(416) 363-8721 ext 262
Email: baziz@hollingerinc.com